                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a press release issued today by the Company relating to the board approval of a rights offering and a reverse stock split.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: December 9, 2008

                       TEFRON ANNOUNCES BOARD APPROVAL OF
                   A RIGHTS OFFERING AND A REVERSE STOCK SPLIT

MISGAV, ISRAEL, DECEMBER 9, 2008 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFP(TM))
active wear, today announced that its Board of Directors has approved an offering of subscription rights to its shareholders to acquire Tefron's ordinary shares and a reverse stock split of Tefron's ordinary shares.

RIGHTS OFFERING

Pursuant to the proposed rights offering, each shareholder would be provided the right to acquire one ordinary share of Tefron at a price of $0.60 per share for each 1.06 ordinary shares held on the record date. Fractional shares would not be issued upon exercise of rights. If all of the rights are exercised, Tefron would raise $12 million in gross proceeds from the offering. Tefron intends to use the proceeds of the transaction for general corporate purposes.

In the event the reverse stock split described below is approved by shareholders, the subscription price per share would be adjusted accordingly.

Tefron intends to file a registration statement with the SEC and a prospectus with the Israeli Securities Authority for the rights offering. The setting of a record date and the commencement of the rights offering are subject to the declaration of effectiveness of the registration statement by the SEC and approval of the prospectus by the Israeli Securities Authority. The rights offering is subject to termination or amendment at the discretion of the
Company's board of directors.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL NOR A SOLICITATION OF AN
OFFER TO BUY ANY SECURITIES. ANY SUCH OFFER MAY BE MADE SOLELY BY PROSPECTUS.

REVERSE STOCK SPLIT

The Board's decision to approve the reverse stock split is part of Tefron's efforts to regain compliance with New York Stock Exchange (NYSE) listing rules.
Despite this action, Tefron cannot assure that its shares will continue to be listed on the NYSE.

Pursuant to the reverse stock split, which is subject to shareholder approval, each 10 ordinary shares of issued and outstanding ordinary shares will be converted into one ordinary share. A reverse stock split would not have any impact on the voting and other rights of shareholders. The Company plans to hold a special meeting of shareholders in January to vote on the reverse stock split.
The time, date and other details regarding the special meeting will be communicated to shareholders at a later date via proxy materials filed with the
SEC.

The Board also decided to propose to shareholders at the same special meeting of shareholders, to increase Tefron's authorized share capital by 20,000,000 shares, which would be converted into 2,000,000 shares after completion after the execution of the reverse stock split.

ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL,
ACTIVE-WEAR AND SWIMWEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS
AS VICTORIA'S SECRET, NIKE, TARGET, THE GAP, J. C. PENNEY, LULULEMON ATHLETICA,
WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, SWIMWEAR ANYWHERE, ABERCOMBIE&FITCH,
AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS.
THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS,
LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIMWEAR, BEACH WEAR AND
ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION);

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
          TRENDS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    THE FLUCTUATIONS COSTS OF RAW MATERIALS;

     o    OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING
          PROCESS;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT; AND

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                    IR CONTACT:
ERAN ROTEM                          EHUD HELFT / KENNY GREEN
CHIEF FINANCIAL OFFICER             G.K. INVESTOR RELATIONS
+972-4-9900803                      1 646 201 9246
reran@tefron.com                    info@gkir.com